FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
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GIVEN IMAGING SIGNS DEFINITIVE AGREEMENT TO ACQUIRE
SIERRA SCIENTIFIC INSTRUMENTS

-  Deal Expands GI Diagnostics Portfolio and Strengthens Leadership Position -

- Acquisition Will Contribute More Than $20 Million to Revenues During Next 12 Months –

- Sierra Scientific Will  Contribute To Bottom Line, Net of Transaction Expenses -

YOQNEAM, Israel, March 22, 2010 – Given Imaging Ltd (NASDAQ: GIVN) today announced that it has signed a definitive agreement to acquire privately-held Sierra Scientific Instruments (Sierra Scientific) for $35 million in cash. Sierra Scientific is the leading provider of specialty diagnostic devices for the gastrointestinal (GI) tract and will become a wholly-owned subsidiary of the Company.  Given Imaging is acquiring Sierra Scientific from Water Street Healthcare Partners, a leading private equity firm focused exclusively on health care.

The Company expects that the deal will close and become effective on or about April 1, 2010. Sierra Scientific is profitable, has a debt-free balance sheet and recorded unaudited revenues of approximately $18 million in 2009. The Company expects that the acquisition, net of transaction expenses, will be accretive within a short period. Coupled with Given Imaging’s existing Bravo® pH Monitoring System, the acquisition positions Given Imaging as the leader in the market for esophageal diagnostics, including manometry as well as pH and impedance monitoring, for which the 2009 served market was estimated at $60 million.  The Company intends to expand this market by building on this leadership position.

“Sierra Scientific is a strong, well managed company respected by the GI community for its cutting-edge products which deliver reliable performance. This acquisition strengthens Given Imaging’s position as the global leader in the gastroesophageal diagnostic market. With manometry, impedance, catheter pH and Bravo wireless pH products, we advance our vision of providing total world-class solutions to our GI customers’ evolving product needs,” said Homi Shamir, president and chief executive officer, Given Imaging.  “From a financial standpoint, acquiring Sierra will increase our revenue base, and ultimately profitability. It enables us to diversify our product and geographic revenues through access to additional best-in-class products, people, and manufacturing assets. We plan to offer our full product portfolio to our expanded customer base to drive broader use of all of our products.”

2010 Guidance

Given Imaging will revise its 2010 revenue and EPS guidance, which it plans to disclose in its first quarter 2010 financial results press release scheduled for May 11, 2010.

About Sierra Scientific Instruments

Sierra Scientific is recognized as the worldwide leader in high-resolution manometry through its ManoScan™ family of products. Additionally, Sierra Scientific offers a line of reflux monitoring solutions (AccuTrac™ and Digitrapper™), as well as its Polygraf ID® stationary gastrointestinal function testing platform.  Sierra Scientifics’ 175 employees are located in two main facilities, with more than 70 in its Los Angeles headquarters and approximately 100 in an efficient, state-of-the-art manufacturing facility in Vietnam. In 2009, approximately 60% of revenues came from US sales and 40% from the rest of the world, principally Europe.

Sierra Scientific merged with a division of Alpine Biomed Corporation, a leading specialty diagnostic device company owned by Water Street, in September, 2009.

“Given Imaging’s agreement to purchase Sierra Scientific affirms the successful execution of our strategy to build the market leader in gastrodiagnostic devices. All of our key stakeholders – customers, employees and investors – will benefit from Given Imaging’s global network of resources and broad portfolio of solutions,” said Ned Villers, a partner with Water Street.

“Having recently expanded our manufacturing capabilities and customer base through our merger with Alpine Biomed’s gastroenterology division, we look to this acquisition by Given Imaging to further amplify our strengths in delivering best-in-class specialty GI diagnostic tools. This has been our goal since we founded Sierra,” said Tom Parks, president and chief executive officer, Sierra Scientific Instruments.  “We have always respected Given Imaging’s emphasis on continuous innovation and customer service and are pleased to become part of their company.  We believe that our product lines, business philosophy, and customer profile complement each other nicely.”

Sierra Scientifics’ business breaks down into two areas:

1.
Manometry/Motility testing (ManoScan™, PolyGraf ID): Esophageal manometry is a test to measure the pressure inside the esophagus. During this procedure, a thin, pressure-sensitive tube, or “catheter,” is passed through the patient’s mouth or nose into the stomach. The test measures the pressure of the muscle contractions along several sections of the tube. Esophageal manometry may be combined with impedance monitoring and is often referred to as upper GI motility testing. Physicians use motility testing in patients with GERD, swallowing disorders, chronic constipation, chronic abdominal pain, intestinal pseudo-obstruction, and unexplained nausea and vomiting.[1] The test evaluates how well a patient’s digestive tract muscles are functioning. Sierra Scientific pioneered the development of high-resolution solid state manometry in which motility physiology is clearly visualized through the length of the esophagus. This technology, embodied in Sierra Scientifics’ industry-leading ManoScan family of equipment, greatly simplifies these clinical procedures and provides greater diagnostic accuracy than the conventional low resolution technology it replaces.

2.
Reflux monitoring (AccuTrac and Digitrapper): Reflux monitoring involves measurement of pH or a combination of pH and impedance in the esophagus.  pH monitoring measures acid reflux from the stomach into the esophagus for patients thought to have gastroesophageal reflux disease, or GERD. When using these products esophageal pH monitoring is performed by passing a thin plastic catheter through one nostril and placing it in the esophagus. The catheter is then attached to a recorder that the patient wears on a shoulder strap or around their waist to capture the pH measurements of the esophagus. The patient is sent home with the catheter and recorder and returns the next day to have the catheter removed.  The data from the recorder is downloaded into a computer for analysis.[2]

Impedance monitoring detects reflux events independent of the pH allowing for identification of acid and non-acid reflux episodes as well as providing esophageal transit data. Impedance monitoring is often combined with pH monitoring and used in GERD patients whose symptoms are not resolved with proton pump inhibitor (PPI) therapy.  It can also be combined with manometry to provide a more complete picture of esophageal motility.

About GERD
Datamonitor estimates that around 147 million people in the US, Japan, France, Germany, Italy, Spain and the UK (around 20% of the population) suffer from GERD. Gastroesophageal reflux (also known as heartburn) occurs when contents from the stomach flow back up into the esophagus. Occasional heartburn is normal, but chronic heartburn caused by GERD can affect daily activities and damage the esophagus.  Left untreated, GERD may also lead to more serious medical problems:

•	Difficulty swallowing (dysphagia)
•	Painful swallowing (odynophagia)
•	Narrowing of the esophagus (strictures)
•	Barrett’s esophagus (pre-cancerous lesions)
•	Chronic hoarseness or laryngitis
•	Respiratory problems (coughing, asthma)

1http://www.mountsinai.org/Education/School%20of%20Medicine/Faculty%20Practice%20Associates/Practices/Gastroenterology%20FPA/Patient%20Services/Motility%20Testing
2 http://www.medicinenet.com/esophageal_ph_monitoring/article.htm

About Given Imaging Ltd.
Since 2001, Given Imaging has advanced gastrointestinal visualization by developing innovative, patient-friendly tools based on its PillCam® Platform. PillCam® capsule endoscopy provides physicians with natural images of the small intestine via PillCam® SB, the esophagus through PillCam® ESO and the colon with PillCam® COLON [PillCam COLON is not cleared for use in the USA]. The PillCam® capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile™ patency capsule, to verify intestinal patency, and Bravo®, the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). Given Imaging's products use cutting-edge, wireless technology and advanced software to enable gastroenterologists to visualize diseases of the esophagus, small bowel and colon. All Given Imaging products allow patients to maintain normal activities. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Singapore. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations and (18) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2008. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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